Mail Stop 4561
via fax (703) 462-7210

March 14, 2008

Mr. Herbert J. Lanese
President and Chief Executive Officer
Dyncorp International, Inc.
3910 Fairview Drive
Suite 700
Falls Church, VA 22042

     RE: **Dyncorp International, Inc.**
              Form 10-K for Fiscal Year March 31, 2007
              File No. 001-32869
              Filed June 18, 2007

Dear Mr. Lanese:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Kathleen Collins
            Accounting Branch Chief